Exhibit (d)(134)

FORM OF EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the [    ] day of [                    ], 2012 by and among NORTHERN FUNDS (the “Trust”), a Delaware business trust and a registered investment company under the Investment Company Act of 1940, as amended, NORTHERN TRUST INVESTMENTS, INC. (“NTI”) and THE NORTHERN TRUST COMPANY OF CONNECTICUT (“NTCC”) (each an “Adviser” and together, the “Advisers”).

WHEREAS, the Advisers serve as co-investment advisers to the Multi-Manager Global Listed Infrastructure Fund (the “Fund”) pursuant to an Investment Advisory and Ancillary Services Agreement (the “Advisory Agreement”) between the Trust and the Advisers dated May 05, 2006, as amended.

WHEREAS, the parties to this Agreement wish to provide for an undertaking by the Advisers to reimburse expenses for the Fund as set forth on Exhibit A.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1.        The Advisers shall, from the date of this Agreement, reimburse a portion of the operating expenses (other than acquired fund fees and expenses, a portion of compensation paid to each Trustee who is not an officer, director or employee of Northern Trust Corporation or its subsidiaries (“Trustee Fees”), expenses related to third-party consultants engaged by the Board of Trustees of the Funds, membership dues paid to the Investment Company Institute and Mutual Fund Directors Forum, extraordinary expenses and interest, if any) of the Fund set forth on Exhibit A so that after such reimbursement the total annual net fund operating expenses of the Fund expressed as a percentage of average daily net assets shall not exceed the amount set forth on Exhibit A (“Expense Limit”). The Advisers shall first reimburse advisory fees payable by the Fund, and then reimburse other operating expenses of the Fund to the extent the amount of difference between the Fund’s operating expenses and the Expense Limit exceeds the advisory fees payable by the Fund.

2.        The termination date of this Agreement is [                    , 20    ] (the “Initial Term”). This Agreement shall continue automatically for periods of one year (each such one year period, a “Renewal Year”). This Agreement may be terminated, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year. Notwithstanding the foregoing, this Agreement may be terminated or modified by the Fund’s Board of Trustees, with respect to the Fund, at any time if it determines that such termination or modification is in the best interest of the Fund and its shareholders.

3.        The Advisers acknowledge and agree that they shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future.

4.        This Agreement shall be governed by and construed under the laws of the State of Illinois, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

NORTHERN FUNDS

By:
Name:
Title:

NORTHERN TRUST INVESTMENTS, INC.

By:
Name:
Title:

THE NORTHERN TRUST COMPANY OF CONNECTICUT

By:
Name:
Title:

2

Exhibit A

The Northern Funds

Name of Fund	Total Annual Net Fund Operating Expenses (expressed as a percentage of the Fund’s average daily net assets)
Multi-Manager Global Listed Infrastructure Fund	1.10%